Diversified Holdings International Ltd.
13758 Lake City Way NE
Suite 100
Seattle, WA 98125

July 18, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Gabriel Eckstein

Re:	Withdrawal of Registration Statement on Form S-1 Filed April 10, 2009 File No. 333-158540

Dear Mr. Eckstein:

Diversified Holdings International Ltd. hereby requests the immediate withdrawal of the above-referenced registration statement.

The registration statement has not yet been declared effective. No securities have been sold under the registration statement.

The registration statement is being withdrawn in response to the registrant’s change in business plans.

Please contact Michael T. Williams, Esq., Williams Law Group, P.A., 813.831.9348 with any questions.

/s/ Kevin Cheng
Kevin Cheng, President